Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$1,500,000.00	$58.95

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $533,722.38 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $58.95 is offset against the registration fee due for this offering and of which $533,663.43 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 1190-I dated June 18, 2008	Registration Statement no. 333-134553 Dated June 26, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$1,500,000

Return Enhanced Notes Linked to the Common Stock of United States Steel Corporation (X)

Summary Description

The Return Enhanced Notes Linked to the Common Stock of United States Steel Corporation (the “Notes”) are designed for investors who seek enhanced participation in the appreciation, if any, of the common stock of United States Steel Corporation (the “Reference Stock”). If the Final Share Price is above the Initial Share Price, at maturity investors will receive their principal plus a positive return equal to the Participation Rate times the Share Return, up to the Maximum Gain of 46.00%. If the Final Share Price is equal to the Initial Share Price, at maturity investors will receive their principal amount. If the Final Share Price is below the Initial Share Price, then, at maturity, investors will be fully exposed to any decrease in the price per share of the Reference Stock and will lose 1% of their principal for each 1% decrease of the Final Share Price from the Initial Share Price. Investors should be willing to forgo interest and dividend payments during the term of the Notes and must be willing to lose some or all of their principal if the price per share of the Reference Stock declines.

Issuer:	Lehman Brothers Holdings Inc. (A/A1/A+)†
Issue Price:	$1,000 per Note
Issue Size:	$1,500,000
Pricing Date:	June 26, 2008
Settlement Date:	July 1, 2008
Final Valuation Date:	July 29, 2009††
Maturity Date:	August 3, 2009††
Term:	1 year and 1 month
Reference Stock:	The common stock of United States Steel Corporation (NYSE: X). See “The Reference Stock.” The Reference Stock issuer may be changed in certain circumstances. See “Description of Notes—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement no. 1190-I for further information.
Payment at Maturity:

If the Final Share Price is above the Initial Share Price, you will receive a cash payment that provides you with a return on your investment equal to the Share Return multiplied by the Participation Rate, subject to the Maximum Gain of 46.00%. If the product of the Share Return and the Participation Rate is greater than the Maximum Gain, you will receive $1,000 × (100% + Maximum Gain) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of $1,460.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Share Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return × Participation Rate)

provided, however, that in no event will you receive more than $1,460.00 per $1,000 principal amount Note.

If the Final Share Price is equal to the Initial Share Price, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

Your investment will be fully exposed to any decline in the price per share of the Reference Stock.

If the Final Share Price is below the Initial Share Price, you will lose 1% of your principal for every 1% decrease of the Final Share Price below the Initial Share Price. In this situation, you will receive a cash payment per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × Share Return)

You will lose some or all of your investment at maturity if the Final Share Price is below the Initial Share Price.

Participation Rate:	300%
Maximum Gain:	46.00%
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$191.33, divided by the Stock Adjustment Factor.

Final Share Price:	The closing price per share of the Reference Stock on the Final Valuation Date.
Stock Adjustment Factor:	1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “Description of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 1190-I for further information about these adjustments.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	524935DC4
ISIN:	US524935DC44

†	Lehman Brothers Holdings Inc. is rated A by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity”, in the accompanying product supplement no. 1190-I.

Investing in the Return Enhanced Notes Linked to the Common Stock of United States Steel Corporation involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 1190-I and “Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 1190-I or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$25.00	$975.00
Total	$1,500,000.00	$37,500.00	$1,462,500.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $25.00 per $1,000 principal amount, or 2.50%, and may use any or all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

June 26, 2008	MTNI887

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 1190-I (which supplements the description of the general terms of the Notes), including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 1190-I, this pricing supplement and any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 1190-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1190-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1190-I dated June 18, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508135992/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by the Participation Rate of 300%, up to the Maximum Gain of 46.00%, or $460.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

No Protection Against Loss: If the Final Share Price is below the Initial Share Price, for every 1% decline from the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your Notes. For example, a Share Return of -15% will result in a 15% loss of your initial investment.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, it is reasonable to treat a Note as a cash-settled financial contract for U.S. federal income tax purposes.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 1190-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1190-I.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1190-I. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the Notes is not equivalent to investing directly in the Reference Stock.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of your initial investment. The return on the Notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Share Return is positive or negative. Your investment will be fully exposed to any decline in the Final Share Price as compared to the Initial Share Price. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL IF THE FINAL SHARE PRICE IS BELOW THE INITIAL SHARE PRICE.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Gain: The appreciation potential of the Notes is limited by the Maximum Gain of 46.00%. As a result, you will not participate in any increase in the price per share of the Reference Stock, from the Initial Share Price to the Final Share Price, that is greater than an increase of 15.33% (which is the Share Return that corresponds on a leveraged basis to the Maximum Gain).

•

No Assurances of Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

•

No Ownership Rights in the Reference Stock: As a holder of the Notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Stock and the Notes.

•

No Affiliation With the Issuer of the Reference Stock: We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Stock contained in this pricing supplement or in the accompanying product supplement no. 1190-I. You should make your own investigation into the Reference Stock and the issuer of the Reference Stock. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•

The Reference Stock May Change Following Certain Corporate Events: Following certain corporate events relating to the issuer of the Reference Stock, such as a takeover or a going private transaction, the calculation agent will have the option to replace the Reference Stock with the common stock of a company with the same Standard Industrial Classification Code as the issuer of the Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a successor Reference Stock under “Description of Notes — Anti-dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 1190-I.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $25.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the price per share of the Reference Stock or the Value of the Notes: We, our affiliates and our agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, and we, our affiliates and our agents express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

A Market Disruption Event on a Day that Would Otherwise be a Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be the Final Valuation Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings, Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

The Final Share Price May be Below the closing price per share of the Reference Stock on the Maturity Date or at Other Times during the Term of the Notes: Because the Final Share Price is calculated based on the closing price per share of the Reference Stock on the Final Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing price per share of the Reference Stock at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing price per share of the Reference Stock on the Final Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing price per share of the Reference Stock on any date or dates subsequent to the Final Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested directly in the Reference Stock, the value of which could be realized on any date or dates other than, or in addition to, the Final Valuation Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price per share of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 1190-I.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Stock Adjustment Factor for certain adjustment events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable upon Maturity

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Reference Stock for a Share Return of -100% to 100%. The table reflects the Initial Share Price of $191.33, the Maximum Gain of 46.00%, and the Participation Rate of 300%. The hypothetical examples assume the Stock Adjustment Factor remains constant at 1.0. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Share Return at Maturity	Hypothetical Final Share Price	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity	Hypothetical Annualized Return
100%	$382.66	$1,460.00	46.00%	41.81%
75%	$334.83	$1,460.00	46.00%	41.81%
50%	$287.00	$1,460.00	46.00%	41.81%
30%	$248.73	$1,460.00	46.00%	41.81%
25%	$239.16	$1,460.00	46.00%	41.81%
20%	$229.60	$1,460.00	46.00%	41.81%
15%	$220.03	$1,450.00	45.00%	40.91%
10%	$210.46	$1,300.00	30.00%	27.40%
5%	$200.90	$1,150.00	15.00%	13.77%
0%	$191.33	$1,000.00	0.00%	0.00%
-5%	$181.76	$950.00	-5.00%	-4.62%
-10%	$172.20	$900.00	-10.00%	-9.27%
-25%	$143.50	$750.00	-25.00%	-23.32%
-50%	$95.67	$500.00	-50.00%	-47.26%
-60%	$76.53	$400.00	-60.00%	-57.08%
-70%	$57.40	$300.00	-70.00%	-67.09%
-80%	$38.27	$200.00	-80.00%	-77.36%
-90%	$19.13	$100.00	-90.00%	-88.06%
-100%	$0.00	$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: If the Share Return is positive and 300% of the Share Return exceeds the Maximum Gain, you will receive $1,460.00 per $1,000.00 principal amount Note (a Maximum Gain of 46.00%).

Hypothetical Final Share Price is $229.60, 20% more than the Initial Share Price

$229.60 – $191.33 $191.33	= Share Return = 20%	(20%) × (300%) = 60.00%

Hypothetical Return on the Notes= 46.00% (capped at the Maximum Gain on the Notes) Hypothetical Payment at Maturity= $1,460.00

Example 2: If the Share Return is positive and 300% of the Share Return does not exceed the Maximum Gain, you will receive your $1,000.00 principal amount plus a return equal to 300% of the Share Return.

Hypothetical Final Share Price is $220.03, 15% more than the Initial Share Price

$220.03 – $191.33 $191.33	= Share Return = 15%	(15%) × (300%) = 45.00%

Hypothetical Return on the Notes= 45.00%
Hypothetical Payment at Maturity= $1,450.00

Example 3: If the Share Return is negative, you will lose 1% of your $1,000.00 principal amount for every 1% decline in the Final Share Price from the Initial Share Price.

Hypothetical Final Share Price is $172.20, 10% less than the Initial Share Price

$172.20 – $191.33 $191.33	= Share Return = -10%	Since the Share Return is negative, your principal will be reduced by 1% for every 1% decrease of the Final Share Price below the Initial Share Price.

Hypothetical Return on the Notes= -10.00%
Payment at Maturity= $900.00

The Reference Stock

Public Information

Lehman Brothers Holdings Inc. has obtained the following information regarding United States Steel Corporation from United States Steel Corporation’s reports filed with the SEC. All information contained herein on the Reference Stock and on United States Steel Corporation is derived from publicly available sources and is provided for informational purposes only. We do not make any representation that these publicly available documents are accurate or complete.

United States Steel Corporation has stated in its filings with the SEC that it is a steel producer with major production operations in the United States and Central Europe. It uses iron ore and coke as primary raw materials for steel production. United States Steel Corporation is also engaged in several other business activities, which include the production of coke in both the United States and Central Europe, the production of iron ore pellets from taconite, transportation services (railroad and barge operations) and real estate operations in the United States.

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the issuer of the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical Information

We obtained the various closing prices below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical closing prices should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in a Payment at Maturity.

The following graph sets forth the historical performance of the Reference Stock based on the daily closing price from June 25, 2003 through June 25, 2008. The closing price on June 25, 2008 was $191.96.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.